CONFIDENTIAL TREATMENT REQUESTED

BY SPLUNK INC.:  SPLK-0002

March 21, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Mark P. Shuman
Gabriel Eckstein
Christine Davis
Joyce Sweeney

Re:	Splunk Inc.
Registration Statement on Form S-1
Initially filed January 12, 2012
File No. 333-178988

Ladies and Gentlemen:

On behalf of Splunk Inc. (the “Company”), and in connection with the submission of a letter dated February 17, 2012 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 9, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-178988) filed with the Commission on January 12, 2012 (the “Registration Statement”), we submit this supplemental letter to further address comments 21, 22 and 24 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.  In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 62

21.          Please revise to discuss the significant factors contributing to the difference in the fair value determined between each option grant.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.  Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

We supplementally advise the Staff that, on March 15, 2012, representatives of Morgan Stanley & Co. Incorporated, the lead underwriter for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] per share (the “Preliminary Price Range”).  On March 15, 2012, the Company’s board of directors (the “Board”) also granted options (the “March Grants”) to purchase an aggregate of 403,500 shares of Common Stock with an exercise price of $[***] per share, the midpoint of the Preliminary Price Range, which the Board determined to be not less than the fair value of the Common Stock underlying such option grants.  Prior to March 15, 2012, the Company had not held discussions with the underwriters regarding the Preliminary Price Range for the initial public offering.

The factors considered in estimating the fair value of the Company’s common stock during the period between March 2011 and February 2012 are set forth on pages 66 to 71 of Amendment No. 2 to the Registration Statement filed with the Commission on March 15, 2012 (“Amendment No. 2”).  The factors considered in estimating the fair value of the Company’s common stock after February 2012 will be set forth in the Company’s next amendment to the Registration Statement, which we expect to occur during the week of March 26, 2012.

As described on pages 66 and 70-71 of Amendment No. 2, on February 17, 2012, the Board determined that the fair value of the Common Stock was $5.79 per share.  The Company believes that the significant factors that contributed to the difference between $[***] per share, the midpoint of the Preliminary Price Range, and $5.79 per share, the fair value of the Common Stock as of February 17, 2012, as informed by the valuation report from the Company’s independent valuation specialist (the “Valuation Report”), were as follows:

•                  The Preliminary Price Range necessarily assumes that an initial public offering will ultimately occur, and a public market for the Common Stock will be created by the end of April 2012.  It therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Valuation Report delivered to the Board approximately two months prior to the date of the Company’s proposed initial public offering.

•                  The Preliminary Price Range assumes a successful initial public offering in April 2012 with no weighting attributed to any other outcome for the Company’s business, such as an acquisition of the Company.  In contrast, the Valuation Report used a probability-weighted expected return model (“PWERM”), which models potential future liquidity events in different time horizons, including a merger or sale of the Company, and assigns probabilities to each scenario to determine the Company’s enterprise value.

•                  The comparable companies in the underwriters’ valuation models included high growth software companies that had recently consummated initial public offerings, such as Jive Software, Inc. (“Jive”), Cornerstone OnDemand, Inc., Bazaarvoice, Inc., and Imperva, Inc.

•                  The underwriters’ valuation models applied a revenue multiple to their projections of the Company’s results of operations for the 12 months ending December 31, 2012 and December 31, 2013.  In contrast, eighty percent (80%) of the weighting applied in the Valuation Report’s PWERM analysis relied on the Company’s revenue forecasts for the 12 months ending April 30, 2012.  The remaining twenty percent (20%) of the weighting in the PWERM analysis relied on the Company’s revenue forecasts for the 12 months ending April 30, 2013.  The PWERM analysis in the Valuation Report also applied probabilities to different liquidity events in 2012 and 2013 and assumed lower exit values to reflect potential internal and external challenges that the Company could encounter and which could prevent it from successfully consummating an initial public offering in 2012.

•                  The Preliminary Price Range also took into account the recent performance and valuation of companies that the underwriters expect will be viewed by potential investors as comparable to the Company, as well as the recent performance of successful initial public offerings.  For example, Jive priced its initial public offering at $12.00 per share on December 12, 2011.  The closing price of Jive’s common stock on January 31, 2012 was $14.85 per share, representing a 23.75% increase.  However, on March 16, 2012, the closing price of Jive’s common stock was $26.01 per share, representing a 75.15% increase from the closing price on January 31, 2012 and a 116.75% increase from the initial public offering price.

We supplementally advise the Staff that the Company does not intend to disclose the Preliminary Price Range in the Registration Statement until it commences the marketing efforts for the proposed initial public offering, which is currently scheduled to commence on Monday, April 9, 2012.

22.          For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.  Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

We supplementally advise the Staff that the Company will revise the disclosure in the Registration Statement to describe the March Grants and any further option grants that it may make prior to the effective date of the Registration Statement.  We expect to provide the Staff with this updated disclosure during the week of March 26, 2012, at which time we will also update the financial statements included in the Registration Statement to include the Company’s audited financial statements for fiscal 2012.

24.          Please tell us your proposed IPO price range, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Please see the response to Comment No. 21 above and to Comment No. 24 in the First Response Letter.

* * * *

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to Jeffrey Saper or Jon Avina at (650) 493-9300.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Peter W. Hennessey
Peter W. Hennessey

cc:                                 Leonard R. Stein, Esq.
Scott A. Morgan, Esq.
Splunk Inc.

Jeffrey D. Saper, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Martin A. Wellington, Esq.

Sarah K. Solum, Esq.

Davis Polk & Wardwell LLP